SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2004

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __     No  X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: August 11, 2004	By:/s/ Nancy C. Gardner

6 July 2004.        Reuters Appoints Leading Business Women to Its Board

London – (LSE: RTR, Nasdaq: RTRSY) The Board of Reuters Group has appointed two senior business women, Penny Hughes and Lawton Fitt, as non-executive directors with immediate effect. The Board also announced that Roberto Mendoza, who has served for six years, has decided to stand down.

Lawton Fitt, 50, brings a wealth of experience from the financial services market. An American national, she spent 23 years with Goldman Sachs & Co working in both New York and London with particular focus on the high tech sector. During this time she became the first woman to be made a partner in the firm’s equity division.

Ms Fitt has been named in Fortune Magazine’s list of the 50 Most Important Women in American Business, and in Business Week’s list of the 25 Most Influential People in Electronic Business. She is currently Secretary of the Royal Academy of Arts with responsibility for managing the 236 year old organisation. She is also non-executive director at technology firm CIENA Corporation, and trustee of several not-for-profit organisations including contemporary arts centres in New York and Berlin. She has a degree in European History from Brown University and MBA from the University of Virginia.

Penny Hughes, 44, is an experienced business professional with excellent knowledge of consumer and media markets with particular expertise in international marketing. She spent 10 years with Coca-Cola initially as Marketing Director and then went on to become President, Coca-Cola Great Britain and Ireland.

Over the last 10 years Ms Hughes has gained experience as a non-executive director on the boards of a number of significant international businesses. Currently she serves on the board of GAP Inc, being the only non-American on that board, Vodafone PLC, Skandinaviska Enskilda Banken and Trinity Mirror PLC. She is also on the advisory board of Bridgepoint Capital. She has a first class honours degree in Chemistry from Sheffield University.

Roberto Mendoza has decided, with immediate effect, to leave the Reuters Board after six years of service. He plans to spend more time focussing on growing his young company, Integrated Finance Limited.

These changes follow the appointment of Ken Olisa as non-executive director in April 2004.

Sir Christopher Hogg, Reuters Chairman, said, “I am delighted that Lawton and Penny will be joining the Reuters Board. Their qualities and achievements will enable them to make a powerful contribution to the board in the next stage of Reuters development.”

“Roberto has been a much valued member of the board through a difficult period. We shall all miss his commitment and skills. On the board’s behalf, I thank him warmly and wish him well”.

Ends

Media Contacts:

Susan Allsopp
Tel: + 44 207 542 8404
Head of Media Relations, London
Mobile: + 44 7990 568404
susan.allsopp@reuters.com

Investors Contact:

Miriam McKay
Tel: +44 20 7542 7057
Head of Investor Relations
Mobile: +44 7990 567057
Miriam.McKay@reuters.com

Notes to Editors
There is nothing that is required to be disclosed pursuant to section 6F (2) b-g of the Listing Rules of the UK Listing Authority. Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 15,500 staff in 92 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.